SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012

G. WILLI-FOOD INTERNATIONAL LTD.
(Translation of registrant's name into English)

4 Nahal Harif St., Yavne, Israel 81106
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒    FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES ☐    NO ☒

If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

Attached hereto and incorporated by reference herein are a proxy statement and proxy card to be sent to shareholders in connection with the Special General Meeting of Shareholders scheduled for May 17, 2012.

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.

Dated: April 18, 2012	By:	/s/ Baruch Shusel
Name: Baruch Shusel
Title: Chief Financial Officer

G. WILLI-FOOD INTERNATIONAL LTD.
4 Nahal Harif Street, Northern Industrial Zone, Yavne 81106 Israel
Tel: 972-8-9321000; Fax: 972-8-9321003

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 17, 2012

NOTICE IS HEREBY GIVEN that on Thursday, May 17, 2012, at 4:00 p.m. Israeli time, the Special General Meeting of Shareholders (the “Meeting”) of G. Willi-Food International Ltd. (the “Company”) will be held at the offices of the Company, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 81106 Israel.

The matters on the agenda of the Meeting and the summary of the proposed resolutions are as follows:

1.
To approve the appointment of Mr. Joseph Williger as the Chief Executive Officer of the Company, jointly with his role as the President and a Director of the Company, while Mr. Zwi Williger is acting as the Chairman of the Company;

2.
To appoint Mrs. Ayelet Eliav as an External Director of the Company for a period of three years, as such term is defined in the Israeli Companies Law, 5759-1999 (the "Companies Law"), and to approve her compensation.

In addition, shareholders may transact such other business as may properly come before the Meeting or any adjournment thereof.

A shareholder who wishes to vote at the Meeting but who is unable to attend in person may appoint a representative to attend the Meeting and vote on such shareholder’s behalf. In order to do so, such shareholder must execute an instrument of appointment and deposit it at the offices of the Company (or its designated representative) no later than 48 hours before the time appointed for the Meeting (no later than May 15, 2012 at 4:00 p.m. Israel time).

In addition, whether or not a shareholder plans to attend, a shareholder can ensure his vote is represented at the Meeting by promptly completing, signing, dating and returning his proxy (in the form attached) in the enclosed envelope to the offices of the Company or the offices of the Company’s transfer agent no later than 48 hours prior to the Meeting (no later than May 15, 2012 at 4:00 p.m. Israel time).

The Board of Directors has fixed the close of business on April 17, 2012 as the record date for determination of shareholders entitled to notice of, to attend and to vote at, the Meeting.  Only shareholders of record at the close of business on April 17, 2012 (the “Record Date”) are entitled to vote at the Meeting.  Each shareholder of record is entitled to one vote for each Ordinary Share held on all matters to come before the Meeting.

The accompanying Proxy Statement contains additional information with respect to the matters on the agenda and certain related matters.

You are cordially invited to attend the Meeting.  Whether or not you intend to attend the Meeting, you are urged to promptly complete, date and execute the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States.  Return of your proxy does not deprive you of your right to attend the Meeting and to vote your Ordinary Shares in person.

The complete copy of the proposal to be presented at the Meeting will be available at the Meeting as well as on each day from April 29, 2012 until May 3, 2012, between the hours of 9:00 a.m. – 5:00 p.m. at the Company’s offices in 4 Nahal Harif Street, Northern Industrial Zone, Yavne 81106 Israel.

By order of the Board of Directors /s/ Zwi Williger Zwi Williger Chairman	Dated: Yavne, Israel, April 18, 2012

G. WILLI-FOOD INTERNATIONAL LTD.
4 Nahal Harif Street,Northern Industrial Zone,
Yavne 81106 Israel

PROXY STATEMENT
_______________________

This proxy statement is furnished to shareholders in connection with the solicitation by the Board of Directors of G. Willi-Food International Ltd. (the “Company”) of proxies to be voted at the Special General Meeting (the “Meeting”) of the Company to be held on May 17, 2012 at 4:00 p.m. (Israeli time) at the offices of the Company, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 81106, Israel, and at any adjournment thereof.  This proxy statement and the proxies solicited hereby are first being sent or delivered to shareholders on or about April 20, 2012.

General Information

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company.  A form of proxy for use at the Meeting is attached.  All Ordinary Shares of the Company, nominal value NIS 0.1 per share (the “Ordinary Shares”), represented at the Meeting by properly executed proxies received by the Company at its offices or the offices of the Company’s transfer agent by 4:00 p.m. (New York City time) at least 48 hours prior to the Meeting and which are not revoked will be voted at the Meeting in accordance with the instructions contained therein.  If the person executing or revoking a proxy does so under a power of attorney or other authorization, including authorization by a corporation’s board of directors or shareholders, the Company must receive the original or a duly certified copy of the power of attorney or other authorization.  A proxy may be revoked by a shareholder at any time prior to its use by voting in person at the Meeting or by executing a later proxy, provided that such later proxy is received within the above-referenced time period, or by submitting a written notice of revocation to the Secretary of the Company at the Company’s offices at least 24 hours prior to the Meeting.  If the proxy is signed properly by the shareholder and is not revoked, it will be voted at the Meeting.  If a shareholder specifies how the proxy is to be voted, the proxy will be voted in accordance with such specification.  Otherwise, subject to applicable law, the proxy will be voted in favor of each of the matters described herein.

The presence of two or more shareholders in person or by proxy representing not less than 25% of the outstanding Ordinary Shares entitled to vote at the Meeting will constitute a quorum for the transaction of business at the Meeting.  Under the Company’s Articles of Association, if a quorum is not present within one-half hour of the commencement time of the Meeting, the Meeting will be adjourned automatically until one week thereafter at the same time and place, or at any other time and place as the Directors may designate and state in a notice to the shareholders.  If, within one-half hour after the adjourned Meeting is reconvened, a quorum of two or more shareholders representing at least 25% of the outstanding Ordinary Shares entitled to vote is not present, then the Meeting shall be held with any number of participants who may discuss all the matters for which the first meeting was convened.

Proxies will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, fax or other personal contact.  Copies of solicitation materials will be furnished to banks, brokerage firms, nominees, fiduciaries and other custodians holding Ordinary Shares in their names for others to send proxy materials to and obtain proxies from the beneficial owners of such Ordinary Shares.  The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

    The adoption of resolution 1 is contingent upon the affirmative vote of a simple majority of the Company’s shareholders attending and voting at the General Meeting of the Company’s shareholders, provided that either (i) such majority includes at least two third (2/3) majority of the total votes of shareholders who are not controlling shareholders of the Company, as defined in the Israeli Companies Law, 5759-1999 (the "Companies Law"), and do not have a personal interest in the appointment, participating in the voting at the Meeting in person or by proxy, without taking abstentions into account, or (ii) the total number of shares of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.  Shareholders are required to indicate whether they have personal interest in the appointment for their vote to be counted. Pursuant to the Companies Law, the adoption of resolution 1 is also subject to approval of the General Meeting of our controlling shareholder, Willi-Food Investments Ltd. (“Willi Food”).

    The adoption of resolution 2 is contingent upon the affirmative vote of a simple majority of the Company’s shareholders attending and voting at the General Meeting of the Company’s shareholders, provided that either (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the appointment (excluding a personal interest which did not result from the shareholder’s relationship with the controlling shareholder), participating in the voting at the Meeting in person or by proxy, without taking abstentions into account; or (ii) the total number of shares of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.  Shareholders are required to indicate whether they have personal interest in the appointment for their vote to be counted.

Only shareholders of record at the close of business on April 17, 2012 (the “Record Date”) are entitled to vote at the Meeting.  At the close of business on the Record Date, 12,974,245 Ordinary Shares were outstanding and eligible for voting at the Meeting.  Each shareholder of record is entitled to one vote for each Ordinary Share held on all matters to come before the Meeting.

The complete copy of the proposal to be presented at the Meeting will be available at the Meeting as well as on each day from April 29, 2012 until May 3, 2012, between the hours of 9:00 a.m. – 5:00 p.m. at the Company’s offices in 4 Nahal Harif Street, Northern Industrial Zone, Yavne 81106 Israel.

To the extent you would like to state your position with respect to any of the proposals described in this proxy statement, in addition to any right you may have under applicable law, pursuant to regulations under the Companies Law, you may do so by delivery of a notice to the Company’s offices located at 4 Nahal Harif Street, Northern Industrial Zone, Yavne 81106 Israel, not later than April 27, 2012.  Our Board of Directors may respond to your notice not later than May 2, 2012.

Following the Meeting, one or more shareholders holding, at the Record Date, at least 648,712 Ordinary Shares, which represent approximately five percent (5%) of the total voting rights of the Company, which are not held by controlling shareholders of the Company, may review the Proxy Cards submitted to the Company at Company’s offices during business hours.

THESE PROXY AND PROXY CARD SHALL ALSO SERVE AS A VOTING DEED (KTAV HATZBA’A) AS SUCH TERM IS DEFINED UNDER THE COMPANIES LAW.

Security Ownership of Certain Beneficial Owners

The following table sets forth, as of April 1, 2012, the number of Ordinary Shares beneficially owned by each shareholder, to the best knowledge of the Company and based on information received from the shareholders, to own more than 5% of the Ordinary Shares. The information presented in the table is based on 12,974,245 Ordinary Shares outstanding as of April 1, 2012.

Name and Address	Number of Ordinary Shares Beneficially Owned		Percentage of Ordinary Shares
Willi Food (1)	7,305,201		56.31%
Joseph Williger (1)(2)	7,305,201	(2)	56.31%
Zwi Williger (1)(2)	7,809,608	(2)	60.19%
All directors and officers as a group (2 persons)	7,809,608	(2)	60.19%

(1)
Willi Food’s securities are traded on the Tel Aviv Stock Exchange ltd. The principal executive offices of Willi Food are located at 4 Nahal Harif St., Northern Industrial Zone, Yavne, 81106 Israel.  The business address of each of Messrs. Joseph Williger and Zwi Williger is c/o the Company, 4 Nahal Harif St., Northern Industrial Zone, Yavne, 81106 Israel.

(2)	Includes 7,305,201 Ordinary Shares owned by Willi Food. Messrs. Zwi Williger and Joseph Williger serve as directors and executive officers of Willi Food and of the Company.

All of the shareholders of the Company (including Willi Food) have the same number of votes for each ordinary share held.  Accordingly, the major shareholder of the Company, Willi Food, does not have voting rights that are different from those of the Company’s other shareholders. The Company believes that, as of April 1, 2012, 5,164,637 Ordinary Shares (approximately 39.81% of its outstanding Ordinary Shares) were held by persons who were not officers, Directors or the owners of 10% of the Company's outstanding Ordinary Shares.  As of April 3, 2012, there were 16 holders of Ordinary Shares of record registered with a United States mailing address, including banks, brokers and nominees.  These holders of record, including a part of the Company’s shares held by Willi Food through brokers, represented approximately 74% of the total outstanding Ordinary Shares.  Because these holders of record include banks, brokers and nominees, the beneficial owners of these Ordinary Shares may include persons who reside outside the United States.

PROPOSAL NO. 1
APPOINTMENT OF MR. JOSEPH WILLIGER AS CHIEF EXECUTIVE OFFICER OF THE COMPANY, WHILE MR. ZWI WILLIGER IS ACTING AS THE CHAIRMAN OF THE COMPANY, JOINTLY WITH HIS ROLE AS THE PRESIDENT AND A DIRECTOR OF THE COMPANY

    Amendment No. 16 to the Companies Law, 5759-1999 ("Amendment No. 16"), adopted by the Israeli Parliament in March 2011, forbids a person or his immediate family members to serve as both a Chairman and a Chief Executive Officer unless approved by Audit Committee and the Board of Directors and by the General Meeting of Shareholders by a special majority every three years.

    Since Mr. Zwi Williger, the brother of Mr. Joseph Williger, is the Chairman of the Company, as a result of Amendment No. 16 Mr. Joseph Williger, who acted as the Chief Executive Officer of the Company since the Company's inception, ceased acting as the Chief Executive Officer of the Company.

    Mr. Joseph Williger was appointed as the President of the Company, effective September 15, 2011, by the Audit Committee of the Company, the Board of Directors of the Company and the General Meeting of the Company.

    On February 29, 2012 the Audit Committee and the Board of Directors of the Company, unanimously approved the appointment of Mr. Joseph Williger to act as the Chief Executive Officer of the Company, to be served together with his role as the President and a Director of the Company, while Mr. Zwi Williger is acting as the Chairman of the Company. Mr. Williger will not receive compensation in his capacity as Chief Executive Officer of the Company; the compensation currently payable to Mr. Williger in his capacity as the President and a Director of the Company will be the sole compensation that he will receive.

    In making its decision, the Audit Committee and Board of Directors of the Company considered several factors, including Mr. Joseph Williger's experience as the Chief Executive Officer of the Company and the fact that if Mr. Joseph Williger were not appointed as the Chief Executive Officer of the Company, the Company would need to recruit and pay another experienced person to act as the Chief Executive Officer at such time as the Company is looking to cut costs, among other factors.

    At the Meeting, the shareholders will be asked to approve the appointment of Mr. Joseph Williger as the Chief Executive Officer of the Company jointly with his role as the president and a director of the Company, while his brother Mr. Zwi Williger is acting as the Chairman of the Company.

    It is proposed that at the Meeting, the following Resolution be adopted:

“RESOLVED, to approve the appointment of Mr. Joseph Williger as Chief Executive Officer of the Company, jointly with his role as the President and a Director of the Company, while Mr. Zwi Williger is acting as the Chairman of the Company. Mr. Williger will not receive compensation in his capacity as Chief Executive Officer of the Company; the compensation currently payable to Mr. Williger in his capacity as President and Director of the Company will be the sole compensation that he will receive.”

    The Resolution, if adopted, will be in effect for 3 years.

    The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is necessary for approval of this resolution, provided that either (i) such majority vote at the General Meeting shall include at least two third (2/3) majority of the total votes of shareholders, who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the appointment (excluding a personal interest which did not result from the shareholder’s relationship with the controlling shareholder), participating in the voting at the Meeting in person or by proxy, without taking abstentions into account; or (ii) the total number of shares of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

    The Companies Law, requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal.  Under the Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any relative of the shareholder; (b) a company with respect to which the shareholder (or any such relative) serves as a director or the chief executive officer, owns at least 5.0% of the shares or has the right to appoint one director or more or the chief executive officer; and (c) an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, and (ii) excludes an interest arising solely from the ownership of shares.  The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing.

The Board of Directors unanimously recommends that the shareholders vote FOR Proposal No. 1

Companies Law Requirements Regarding External Directors

    We are subject to the provisions of the Companies Law which requires that we have at least two External Directors.  See Proposal No. 2 below for a description of certain persons that may not serve as External Directors under the Companies Law.  Until the lapse of two years from termination of office, a company, its controlling shareholder, or a company controlled by him, may not engage an External Director or his spouse, or his child to serve as an office holder in the company or in any entity controlled by the controlling shareholder, and cannot employ or receive professional services for consideration from that person, and may not grant such person any benefit either directly or indirectly, including through a corporation controlled by that person.  The same restrictions above apply to relatives other than a spouse or a child, but such limitations shall only apply for one year from the date such external director ceased to be engaged in such capacity.

    Under the Companies Law, at least one of the external directors is required to have Accounting and Financial Expertise and the other External Directors are required to have Professional Expertise.  Under regulations, a director having financial and accounting expertise is a person who is determined by the Board, due to his or her education, experience and qualifications is highly skilled in respect of, and understands, business-accounting matters and financial reports in a manner that enables him or her to understand in depth the company’s financial statements and to stimulate discussion regarding the manner in which the financial data is presented. Under the regulations, a director has "Professional Expertise" if he or she satisfies one of the following:

(i)   the director holds an academic degree in one of these areas: economics, business administration, accounting, law or public administration;

(ii)  the director holds an academic degree or has other higher education, all in the main business sector of the company or in a relevant area for the board position; or

(iii) the director has at least five years' experience in one or more of the following (or a combined five years' experience in at least two or more of these: (a) senior management position in a corporation of significant business scope; (b) senior public office or senior position in the public sector; or (c) senior position in the main business sector of the company.

Under the Companies Law, each Israeli public company is required to determine the minimum number of directors with “accounting and financial expertise” that such company believes is appropriate in light of the company’s type, size, the scope and complexity of its activities and other factors. Once a company has made this determination, it must ensure that the necessary appointments to the board are made in accordance with this determination.

PROPOSAL NO. 2	NOMINATE MRS. AYELET ELIAV AS AN EXTERNAL DIRECTOR FOR A PERIOD OF THREE YEARS

Under the Companies Law, Israeli companies whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors to serve on their board of directors. In addition, each committee of the board of directors entitled to exercise any powers of the board is required to include at least one external director. The audit committee must include all the external directors.

A person may not serve as an external director if the person is a relative of the controlling shareholder or if, at the date of the person’s appointment or within the prior two years, the person, or his or her relatives, partners, employers, someone to whom he is subordinated directly or indirectly or entities under the person’s control, have or had any affiliation with us, any entity controlling us, any relative of our controlling shareholder or any entity in which, currently or within the two years preceding the appointment date, the controlling shareholder was the company or the company's controlling shareholder; and in a company without a controlling shareholder or without a shareholder holding 25% or more of the voting rights in the company – any affiliation to the chairman of the board of directors, to the general manager (Chief Executive Officer), to a shareholder holding 5% or more of the company's shares or voting rights, or to the senior financial officer as of the date of the person’s appointment. Under the Companies Law, “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis or control or service as an office holder, excluding service as a director intended to be external director on an initial public offering.

Without derogating from the above, a person may not serve as an external director if the person or the person’s relative, partner, employer, someone to whom he is subordinated directly or indirectly or any entity under the person’s control has a business or professional relationship with an entity with which an affiliation is prohibited as detailed above, even if such relationship is not on a regular basis (excluding negligible relationships). In addition, a person who received compensation other than the compensation permitted by the Israeli Companies Law may not serve as an external director.

    In addition, a person may not serve as an external director if that person’s position or other business activities create, or may create a conflict of interest with the person’s service as an external director or may otherwise interfere with the person’s ability to serve as an external director. If at the time any external director is appointed, all members of the board, who are neither controlling shareholders nor relatives of controlling shareholders, are of the same gender, then the external director to be appointed must be of the other gender.

The Companies Law provides for an initial three-year term for an external director which may be extended for additional three-year terms.

External directors may be compensated only in accordance with regulations adopted under the Companies Law. The regulations provide three alternatives for cash compensation to external directors: a fixed amount determined by the regulations, an amount within a range set in the regulations, or an amount that is equal to the average compensation to other directors who are not controlling shareholders of the company or employees or service providers of the company or its affiliates. A company also may issue shares or options to an external director at the average amount granted to directors who are not controlling shareholders of the company or employees or service providers of the company or its affiliates. Cash compensation at the fixed amount determined by the regulations does not require shareholder approval. Compensation determined in any other manner requires the approval of the company’s audit committee, board of directors and shareholders.

Compensation of external directors must be determined prior to their consent to serve as an external director. Mrs. Eliav's compensation will be as all other Directors of the Company and shall be equal to the determined amounts per meeting and the minimal annually amounts, as such amounts are defined and determined in the Israeli Companies Regulations (Rules on Amount of Remuneration and Refund of Expenses to External Directors) 5760 – 2000, as amended. Mrs. Eliav will also be entitled to exemption and indemnification letter and to be included in the director’s and officers’ insurance policy as of all the other directors of the Company.

An external director is prohibited from receiving any other compensation, directly or indirectly, in connection with his or her service.

The Board of Directors has proposed to elect Ayelet Eliav as an External Director and as a member of the Audit Committee, to serve in such office for a period of three consecutive years.  Mrs. Eliav is to serve together with Mr. Ariel Hertzfeld, who serves as an External Director of the Company.  It is the intention of the parties named in the proxy to vote for the nomination of Mrs. Eliav. Mrs. Eliav would replace Ms. Talma Barbash Knoller, who served as an External Director until February 19, 2012.

The following information with respect to Mrs. Eliav is based upon the information furnished to the Company by Mrs. Eliav.

Ayelet Eliav, age 42, has been serving as Chief Executive Officer of AEL Ltd., an importer of name-brand shoes, since 2006.  Between 2002 and 2006, Mrs. Eliav was the Manager and Chief Financial Officer of Globus International Packages and Transporting Ltd., which manufactures packaging materials and provides transportation services.  Between 1999 and 2002, she was the Chief Financial Officer of Opticana, which sells optical products.  During 1998, she was Manager and Chief Financial Officer of Future International Transporting Ltd., which provide international transportation services, and between 1993 to 1998 she was a senior tax inspector in the Income Tax Department in the Ministry of Finance.  Mrs. Eliav is a certified public accountant (Israel).  She holds a LLB from the Interdisciplinary Center in Herzliya, Israel, and she received her BA in Accounting and Business Management from the College of Management in Tel Aviv, Israel.

    Mrs. Eliav has notified the Company by filling out a questionnaire that she complies with (i) all the requirements under the Companies Law for serving as an External Director, and (ii) all the requirements under applicable Nasdaq rules for serving as an independent Director.  In addition, the Board of Directors’ has determined that Mrs. Eliav satisfies the conditions of “accounting and financial expertise” under the Companies Law.

    It is proposed that at the Meeting, the following Resolution be adopted:

"RESOLVED, that Mrs. Ayelet Eliav be, and hereby is, nominated to hold office as an External Director of the Company for a three-year term in accordance with the provisions of the Companies Law and her compensation shell be equal to the determined amounts per meeting and the minimal annually amounts, as such amounts are defined and determined in the Israeli Companies Regulations (Rules on Amount of Remuneration and Refund of Expenses to External Directors) 5760 – 2000, as amended."

    The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is necessary for approval of this resolution, provided that either (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders, who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the appointment (excluding a personal interest which did not result from the shareholder’s relationship with the controlling shareholder), participating in the voting at the Meeting in person or by proxy, without taking abstentions into account; or (ii) the total number of shares of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

    The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal.  Under the Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any relative of the shareholder; (b) a company with respect to which the shareholder (or any such relative) serves as a director or the chief executive officer, owns at least 5.0% of the shares or has the right to appoint a director or the chief executive officer; and (c) an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, and (ii) excludes an interest arising solely from the ownership of shares.  The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing.

The Board of Directors unanimously recommends that the shareholders vote FOR Proposal No. 2

INFORMATION ABOUT THE COMPANY

    The complete copy of the proposal to be presented at the Meeting shall be available for public inspection each day between April 29, 2012 until May 3, 2012, between the hours of  9:00 a.m. – 5:00 p.m. at the Company’s offices in 4 Nahal Harif Street, Northern Industrial Zone, Yavne 81224 Israel.

OTHER  MATTERS

    The Board of Directors knows of no other matters to come before the meeting other than the matter referred to in the Notice of Meeting of Shareholders.  However, if any other matters which are not now known to the Board should properly come before the Meeting, the proxy will be voted upon such matters in accordance with the best judgment of the person voting the proxy.

Dated: April 18, 2012

By Order of the Board of Directors
Zwi Williger, Chairman

PROXY CARD FOR SPECIAL GENERAL MEETING OF SHAREHOLDERS

G. WILLI-FOOD INTERNATIONAL LTD.

May 17, 2012

Please date, sign, and mail your proxy card in the envelope provided as soon as possible.

This Proxy is solicited
 on behalf of the Board of Directors

The undersigned shareholder of G. WILLI-FOOD INTERNATIONAL LTD. (the “Company”) does hereby appoint Messrs. Gil Hochboim and Baruch Shusel, and each of them severally, each with full power of substitution and revocation, to vote, as designated below, all of the Ordinary Shares of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders of the Company, to be held at the offices of the Company, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 81106 Israel, on May 17, 2012 at 4:00 p.m. Israel time, and at any adjournment thereof, upon:

1.
To approve the appointment of Mr. Joseph Williger as the Chief Executive Officer of the Company, jointly with his role as the President and a Director of the Company, while Mr. Zwi Williger is acting as the Chairman of the Company.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Do you have a personal interest in resolution 1?  (MUST BE COMPLETED FOR VOTE TO BE COUNTED).

YES ☐	NO ☐

2.	To appoint Mrs. Ayelet Eliav as an External Director of the Company for a period of three years, as such term is defined in the Israeli Companies Law, and to approve her compensation.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Do you have a personal interest in resolution 2 or are you a controlling shareholder of the Company?  (MUST BE COMPLETED FOR VOTE TO BE COUNTED).

YES ☐	NO ☐

THE ORDINARY SHARES REPRESENTED BY THIS PROXY CARD, WHEN EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. TO THE EXTENT PERMITTED BY LAW AND APPLICABLE STOCK EXCHANGE REQUIREMENTS THE PROXIES ARE AUTHORIZED IN THEIR DISCRETION TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE ANNUAL GENERAL MEETING OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF.

The undersigned hereby acknowledges receipt of a copy of the accompanying Notice of Annual Meeting of Shareholders and Proxy Statement, and hereby revokes any proxy or proxies heretofore given:

Date: ______________________________________

Signature: __________________________________

 Signature: __________________________________

(Please sign exactly as your name appears above.  If shares are owned in joint names, each joint owner must sign. If signing as executor, administrator, trustee, attorney or guardian, or as an officer of a corporation or general partner of a partnership, please also give your full title)

PLEASE SIGN AND RETURN THIS PROXY CARD PROMPTLY IN THE ENCLOSED ENVELOPE. NO POSTAGE IS NECESSARY IF MAILED IN THE UNITED STATES.